Exhibit 99.1

October 18, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., received a notification regarding the filing of a class action lawsuit challenging certain fees charged by the Bank for “VISA PRIORITY PASS” services that are applied to applicable credit cards served by the Bank. The lawsuit also requests the cessation of such practices by the Bank and the reimbursement of any such charges made in respect of such fees.

The class action lawsuit was filed by the Asociación para la Defensa de Usuarios y Consumidores (ADUC), a local Argentine association focused on general consumer defense matters. The class action lawsuit was filed before the National Commercial Court of First Instance No. 1, Secretariat No. 1.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described herein, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which such

Spanish document shall govern in all respects, including with respect to any matters of interpretation.

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